

Mail Stop 3030

March 11, 2009

Via U.S. Mail and Facsimile 847-956-6050

Laurence C. Mead
Vice President/Manufacturing and Development,
  Chief Financial Officer and Chief Accounting Officer
Biosynergy, Inc.
1940 East Devon Avenue
Elk Grove Village, IL 60007

> **Re:** **Biosynergy, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended**
> **   April 30, 2008**
> **Filed March 5, 2009**
> **File No. 000-12459**

Dear Mr. Mead:

We have reviewed your response dated March 3, 2009 and your amended 10-KSB and have the following comments. Where indicated, we think you should revise your Form 10-KSB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended April 30, 2008

1.   We note that the signature page and the certifications in Exhibits 31 and 32 are dated July 28, 2008. Exchange Act Rule 12b-15 requires that amendments must be signed on behalf of the registrant by a duly authorized representative of the registrant and any report required to include the certifications under Rule 13a-14(a) or 15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant. The amendments and certifications must be currently signed and dated. Please further amend your Form 10-KSB to fully comply.

Item 8A. Controls and Procedures

2.   Please refer to prior comment 1. We note that you based your assessment of internal controls over financial reporting on criteria similar to that proscribed by the committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Please revise, consistent with Item 308T(a)(2) of Regulation S-K, to identify the actual framework used by management to evaluate the effectiveness of your internal control over financial reporting. If management used the COSO framework, please disclose that fact.

3.   We note the revision made in response to prior comment 2 which indicates your conclusion that your disclosure controls and procedures were effective as of April 30, 2008, even though you did not include management's report on internal controls over financial reporting in your Form 10-KSB as originally filed. We draw your attention to the definition of disclosure controls and procedures provided in Rule 13a-15(e) which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In light of the fact that your disclosure controls and procedures did not alert management to the need to include a required report, specified in the Commission's rules, in the original Form 10-KSB filing, please explain how you could conclude that disclosure controls and procedures were effective at that date. Otherwise, please amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Laurence C. Mead
Biosynergy, Inc.
March 11, 2009
Page 3

Exhibits 31.1 and 31.2

4.   Please refer to prior comment 6. In future filings, including any amendments, please ensure that the certification required by Exchange Act Rule 13a-14(a) is consistent with the required wording of Item 601(b)(31) of Regulation S-B. For example, we continue to note that in the third paragraph you replaced the word 'report' with the words 'Annual Report'.

Acknowledgements

5.   We note that management did not provide the acknowledgments previously requested in our February 25, 2009 letter. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant

cc: Lauane C. Addis via facsimile at 312.423.8150